

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

July 13, 2009

<u>Via U.S. Mail and Fax (305-416-6406)</u>
Mr. Steven G. Weisman
Chief Operating Officer
Goldpoint Resources, Inc.
1001 North America Way, Suite 201
Miami, FL 33132

        Re: Goldpoint Resources, Inc.
                  Item 4.01 Form 8-K/A
                  Filed June 18, 2009
                  Item 4.01 Form 8-K/A
                  Filed July 2, 2009
                  Item 4.01 Form 8-K/A
                  Filed July 10, 2009
                  File No. 000-53452

Dear Mr. Weisman:

        We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                              Sincerely,

                              Chris White
                              Branch Chief